Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603

                                 March 1, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                             FT 9058
                  Cboe Vest Growth 100 Buffered Portfolio Series
                                   (the "Trust")
                        CIK No. 1823339 File No. 333-249741
________________________________________________________________________________



Dear Mr. Cowan:

      We received your additional comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. PLEASE PROVIDE THE MAXIMUM ANNUALIZED TOTAL RETURN OVER THE LIFE OF THE TRUST AFTER FEES AND EXPENSES. CURRENTLY, THE MAXIMUM ANNUALIZED TOTAL RETURN IS PROVIDED ONLY BEFORE FEES AND EXPENSES.

      Response: The prospectus will be revised in accordance with the Staff's comment.

      2. THE THIRD BULLET POINT UNDER THE SECTION ENTITLED "ILLUSTRATIVE MARKET SCENARIOS" PROVIDES: "IF, AT THE FLEX OPTION EXPIRATION DATE, THE PRICE OF THE UNDERLYING ETF DECREASED BETWEEN 0% AND 10% COMPARED TO THE PRICE OF THE UNDERLYING ETF AT THE TRUST'S INCEPTION, THE TRUST SEEKS TO PROVIDE UNIT HOLDERS WITH A "BUFFERED" TOTAL RETURN OF APPROXIMATELY ___% LESS THE TRUST'S FEES AND EXPENSES, MEANING YOUR RETURN WILL BE A LOSS EQUAL TO THE TRUST'S FEES AND EXPENSES." PLEASE CONFIRM THE BLANK IN THIS DISCLOSURE WILL BE FILLED IN WITH ZERO.

      Response: The Trust confirms that the number will be approximately zero. However, due to the interaction of the FLEX Options, the number may be a few decimal places above or below zero.

      3. THE FOURTH BULLET POINT UNDER THE SECTION ENTITLED "ILLUSTRATIVE MARKET SCENARIOS" PROVIDES: "IF, AT THE FLEX OPTION EXPIRATION DATE, THE PRICE OF THE UNDERLYING ETF DECREASED BY GREATER THAN 10% COMPARED TO THE PRICE OF THE UNDERLYING ETF AT THE TRUST'S INCEPTION, THE TRUST SEEKS TO PROVIDE UNIT HOLDERS WITH A LOSS THAT IS LESS THAN THE LOSS OF THE UNDERLYING ETF, WITH A MAXIMUM LOSS OF APPROXIMATELY ___% OF NET ASSET VALUE (THE "MAXIMUM LOSS")." PLEASE CONFIRM THE BLANK IN THIS DISCLOSURE WILL BE FILLED IN WITH 90% PLUS FEES AND EXPENSES.

      Response: The Trust confirms that the number will be approximately 90%. However, due to the interaction of the FLEX Options, the number may be a few decimal places above or below 90%.

      4. THE SECOND SENTENCE UNDER THE SECTION ENTITLED "HYPOTHETICAL PERFORMANCE RETURN CHART" PROVIDES: "THIS CHART DOES NOT TAKE INTO ACCOUNT PAYMENT BY THE TRUST OF ITS FEES AND EXPENSES." PLEASE BOLD THIS DISCLOSURE AND ADD "SO THAT GAIN WILL BE DECREASED BY THE TRUST'S FEES AND EXPENSES AND LOSS WILL BE INCREASED BY THE TRUST'S FEES AND EXPENSES."

      Response: The prospectus will be revised in accordance with the Staff's comment.

      5. PLEASE STATE THE AMOUNT OF THE CAP AND BUFFER USED IN THE HYPOTHETICAL PERFORMANCE RETURN CHART.

      Response: The prospectus will be revised in accordance with the Staff's comment.

      6. PLEASE ADD A CROSS-REFERENCE TO THE SEC FILE NUMBER FOR THE UNDERLYING ETF.

      Response: The prospectus will be revised in accordance with the Staff's comment.

      7. PLEASE EXPLAIN THE USE OF ELLIPSES IN THE UNDERLYING ETF DISCLOSURE PROVIDED BY THE TRUST.

         Response:        Please  note   that   the  ellipses  indicate  omitted
material  within  the  quoted disclosure.

      8.  THE  DISCLOSURE  PROVIDES "YOU SHOULD BE AWARE THAT PREDICTIONS STATED
HEREIN   MAY   NOT  BE  REALIZED."  PLEASE  CHANGE  THE  TERM  "PREDICTIONS"  TO
"OBJECTIVES" OR "EXPECTED OUTCOMES" OR SOMETHING SIMILAR.


      Response: The prospectus will be revised in accordance with the Staff's comment.

Hypothetical Examples
_____________________

      9. "EXAMPLE 1" PROVIDES INFORMATION RELATED TO WHAT WOULD OCCUR IF THE CLOSING PRICE OF THE UNDERLYING ETF INCREASES BY 50%. IS THIS REALISTIC? PLEASE USE A MORE REALISTIC NUMBER.

      Response: In accordance with the Staff's comment, the 50% figure will be changed to 25%.

      10. PLEASE STATE WHAT CAP AND BUFFERS ARE USED IN THE "EXAMPLES." OTHERWISE, THE EXAMPLES DO NOT MAKE SENSE/ARE UNCLEAR.

      Response: The prospectus will be revised in accordance with the Staff's comment.

      11. THE DISCLOSURE UNDER "EXAMPLE 3" PROVIDES "BECAUSE OF THE BUFFERED PROTECTION FEATURE, THE UNIT HOLDER'S RETURN WILL BE GREATER THAN PRICE RETURN (NOT INCLUDING RETURNS FROM DIVIDENDS) FROM A DIRECT INVESTMENT IN THE UNDERLYING ETF." PLEASE CHANGE THE REFERENCE TO "RETURN WILL BE GREATER THAN" TO "LOSS WOULD BE LESS THAN ... " PLEASE SEE LANGUAGE IN EXAMPLE 4.

      Response: The prospectus will be revised in accordance with the Staff's comment.

      12. THERE IS A TYPO IN "EXAMPLE 5." PLEASE DELETE THE "A" IN THE FOLLOWING DISCLOSURE "IN THIS EXAMPLE, THE HYPOTHETICAL LOSS ON A AN INVESTMENT IN THE FLEX OPTIONS AND CASH HELD BY THE TRUST, ... "


      Response: The prospectus will be revised in accordance with the Staff's comment.

      13. PLEASE EXPLAIN THE OPERATION OF THE MAXIMUM LOSS FEATURE IN THE LAST PARAGRAPH OF "EXAMPLE 5."


      Response: In accordance with the Staff's comment, the reference to Maximum Loss feature will be deleted from "Example 5."

Risk Factors
____________

      14. THE "BUFFERED LOSS RISK" PROVIDES THAT "A SHAREHOLDER MAY LOSE THEIR ENTIRE INVESTMENT." PLEASE EXPLAIN WHY THIS IS CORRECT AS THE LAST EXAMPLE STATES THAT THE MAXIMUM LOSS WOULD BE 90% PLUS THE TRUST'S FEES AND EXPENSES.

      Response: Please note that the referenced disclosure is intended to describe a catastrophic loss or systematic failure in the financial markets as a whole that would be applicable to any investment product.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                              Very truly yours,

                                              CHAPMAN AND CUTLER LLP


                                              By /s/ Daniel J. Fallon
                                                 ____________________
                                                 Daniel J. Fallon